Exhibit 4.8

To the Board of Directors of Canetic Resources Trust:

We have audited the consolidated financial statements of Canetic Resources Trust as at December 31, 2006 and 2005 and for the years then ended and have issued our reports thereon dated March 21, 2007 (which audit report expresses an unqualified opinion and includes explanatory paragraphs relating to our consideration of internal control over financial reporting and the issuance of separate financial statements prepared solely under Canadian generally accepted accounting principles and includes a separate report titled Comments by Independent Registered Chartered Accountants on Canada-United States of America Reporting Differences pertaining to changes in accounting principles).  Such financial statements and our report thereon dated March 21, 2007 are included in the Company’s Annual Report on Form 40-F for the year ended December 31, 2006. We have also audited the following Differences between Canadian and United States Generally Accepted Accounting Principles of Canetic Resources Trust as at December 31, 2006 and 2005 and for the years then ended which are included herein and were prepared to comply with the requirements of Item 18 of Form 20-F. This supplemental disclosure is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits. In our opinion, the Differences between Canadian and United States Generally Accepted Accounting Principles as at December 31, 2006 and 2005 and for the years then ended, when considered in relation to the 2006 and 2005 basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants
Calgary, Alberta, Canada

August 3, 2007

DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The following information should be read in conjunction with Canetic (“the Company”) audited annual consolidated financial statements as at and for the years ended December 31, 2006 and 2005. The Trust’s consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”).  These principles, as they pertain to the Trust’s consolidated financial statements differ from generally accepted accounting principles in the United States of America (“U.S. GAAP”) as follows:

The application of U.S. GAAP would have the following effects on net earnings as reported:

	2006	2005

Net earnings as reported for Canadian GAAP	$ 223,101	$ 65,848
Adjustments:
Depletion, depreciation and amortization (Note a)	(732,379)	12,353
Unit-based compensation (Note f)	(2,021)	—
Non-cash interest on debentures (Note e)	2,070
Unrealized loss on financial derivatives (Note b)	—	2,818
Effect of applicable income taxes on the above adjustments	205,190	(5,783)
Net earnings (loss) and comprehensive income
- U.S. GAAP (Note d)	$ (304,039)	$ 75,236
Net earnings (loss) per unit
Basic	$ (1.48)	$ 0.84
Diluted	$ (1.48)	$ 0.83

Weighted average number of trust units outstanding
Basic	206,081	89,331
Diluted	206,081	90,591

The application of U.S. GAAP would have the following effects on the balance sheets as reported:

	Canadian	Increase	U.S.
	GAAP	(Decrease)	GAAP
December 31, 2006
Assets:
Property, plant and equipment (Note a)	$ 4,597,654	$ (777,534)	$ 3,820,120

Liabilities:
Accounts payable and accrued liabilities (Note f)	260,206	2,768	262,974
Convertible debentures (Note e)	260,656	4,514	265,170
Future income taxes	250,339	(225,702)	24,637

Temporary equity (Note c)	—	3,103,011	3,103,011

Unitholders’ equity:
Capital (Note c)	4,224,470	(4,224,470)	—
Convertible debentures (Note e)	6,584	(6,584)	—
Deficit (Note c)	(724,139)	568,929	(155,210)

December 31, 2005
Assets:
Property, plant and equipment (Note a)	$ 1,317,917	(45,902)	$ 1,272,015
Liabilities:			—
Future income taxes	202,110	(15,803)	186,307
Non-controlling interest (Note c)	3,804	(3,804)	—
Temporary equity (Note c)	—	2,090,829	2,090,829
Unitholders’ equity:			—
Capital (Note c)	1,087,459	(1,087,459)
Contributed surplus (Note c)	40,836	(40,836)	—
Deficit (Note c)	$ (363,712)	$ (988,829)	$ (1,352,541)

a)              Property, plant and equipment and depletion, depreciation and amortization:

Under U.S. GAAP, the book value of petroleum and natural gas properties, net of deferred income taxes, is limited to the present value of after tax future net cash flows from proven reserves, discounted at 10 percent (based on prices and costs at the balance sheet date), plus the lower of cost and fair value of unproven properties.

Under Canadian GAAP, an impairment loss arises when the book value of the petroleum and natural gas properties exceeds the undiscounted future cash flow from proved reserves calculated using forecast prices and costs.  If an impairment loss is determined to exist, the impairment is measured as the amount by which the net book value of the petroleum and natural gas properties exceeds the future discounted cash flow from proved plus probable reserves at forecast prices and costs.

For the year ended December 31, 2006, depletion, depreciation and amortization calculated under U.S. GAAP was $732.4 million ($520.0 million net of tax) higher than depletion, depreciation and amortization calculated under Canadian GAAP This amount was comprised of a ceiling test impairment totaling $739.1 million ($524.7 million net of tax) reduced by depletion, depreciation and amortization totaling $6.7 million ($4.8 million net of tax) relating to the reduction of depletable costs.  For the year ended December 31, 2005, depletion, depreciation and amortization calculated under U.S. GAAP was $12.4 million ($7.6 million net of tax) lower than depletion, depreciation and amortization calculated under Canadian GAAP and there was no ceiling test impairment under U.S. GAAP in 2005.

b)              Financial derivatives and unrealized loss on financial derivatives:

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline — 13 “Hedging Relationships” (“AcG-13”) and Emerging Issues Committee Abstract 128 “Accounting for Trading, Speculative or Non-hedging Derivative Financial Instruments”. This effectively eliminates U.S. GAAP differences relating to financial instruments that do not qualify for hedge accounting for future periods. The Trust enters into numerous financial instruments to manage commodity price and foreign exchange risk that do not qualify as hedges under the new accounting guideline. The Trust has elected to not apply hedge accounting to any of its financial instruments for both Canadian and U.S. GAAP.

Upon adoption of AcG-13 the Trust recorded in 2005, $2.8 million ($1.7 million net of tax) of a deferred financial derivative loss, which was amortized into earnings under AcG-13. Because this amount was required to be expensed under U.S. GAAP prior to 2005, an adjustment for this amount was made during the 2005 year.

c)              Temporary equity:

The Trust issues units and exchangeable shares that are redeemable at the option of the unitholder. Under Canadian GAAP, all Trust units are classified as unitholders’ equity and all exchangeable shares are classified as non-controlling interest. For U.S. GAAP, Trust units and exchangeable shares that are redeemable at the option of the unitholder are valued at their redemption value and presented as temporary equity. The redemption value of the trust units and exchangeable shares is based on the trading value of the units at the balance sheet date. Changes in redemption value are charged or credited to accumulated earnings. As contributed surplus relates to trust units, it has also been reclassified to temporary equity.

d)              Comprehensive income:

Comprehensive income is recognized and measured under U.S. GAAP pursuant to Statement of Financial Accounting Standard (SFAS) 130, “Reporting Comprehensive Income”. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners. Comprehensive income is comprised of two components, net income and other comprehensive income (“OCI”). OCI refers to amounts that are recorded as an element of shareholders’ equity but are excluded from net income because these transactions or events were attributed to changes from non-owner sources. Comprehensive income is equivalent to net income in 2006 and 2005.

e)              Convertible Debentures:

Under Canadian GAAP, certain of the Trust’s convertible debentures were classified as debt with a portion, representing the value associated with the conversion feature, being allocated to equity under Canadian GAAP.  In addition, under Canadian GAAP a non-cash interest expense representing the effective yield of the debt component is recorded in the consolidated statement of earnings with a corresponding credit to the convertible debenture liability balance to accrete that balance to the full principal due on maturity.

Under U.S. GAAP, the convertible debentures in their entirety are classified as debt.  The difference between the fair value and the face value of the debentures is amortized over the life of the debentures using the effective yield method.

f)                Unit-Based Compensation:

The Trust has a Unit Award Incentive Plan for directors, officers, employees and consultants of the Trust.  Under the terms of the plan, a holder may elect, subject to consent of the Trust, to receive cash upon vesting in lieu of the number of rights held.  Under Canadian GAAP, compensation expense associated with rights granted under the plan is measured at the date of exercise or at the date of the financial statement for unexercised rights.  Compensation expense on unexercised rights is determined on the rights as the excess of the market price over the exercise price of the rights at the end of each reporting period and is deferred and recognized in income over the vesting period of the rights.

U.S. GAAP, SFAS 123R “Share Based Payments” eliminates the ability to account for share-based compensation using APB 25, “Accounting for Stock Issued to Employees” and generally requires instead, that such transactions be accounted for using a fair-value-based method.  The methodology for determining the fair value of equity instruments issued in exchange for employee services prescribed by SFAS 123R differs from that prescribed by Canadian GAAP.  Under U.S. GAAP, the Trust unit liability is calculated based on the RTUs’ and PTUs’ fair value at each reporting date until the date of settlement.  Compensation cost for each period is based on the change in the fair value of the RTUs and PTUs for each reporting period.  When the RTUs and PTUs vest, the amounts recorded as a trust unit rights liability, are recorded to mezzanine equity.

For the period ended December 31, 2005, the Trust recorded share-based compensation using APB 25, and for the 2006 fiscal year the Trust used SFAS 123R.

The Trust adopted SFAS 123R using the modified prospective approach.  As at and during the year ended December 31, 2006 the Trust has recorded additional unit-based compensation expense totalling $2 million, additional PP&E totalling $1 million and an additional liability totalling $3 million under U.S. GAAP relating to difference in methodology in determining the fair value of certain equity instruments.  As the Trust adopted SFAS 123R using the modified prospective approach, prior periods have not been restated, as required by the standard.  SFAS 123R, under the modified prospective approach, requires the cumulative impact of a change in an accounting policy to be presented in the current years statement of earnings.  As no PTUs were outstanding as at December 31, 2005, there was no impact of adopting SFAS 123R.

Assumptions

We used the Binomial Lattice model to estimate the fair value of our stock-based compensation, with the following assumptions:

Expected Annual Distribution per Unit ($/unit)	2.76
Expected Volatility	36%
Risk-Free Interest Rate	4.5%
Fair Value per Option Grant	$ 24.34

The basis for our assumptions, among other things, is as follows:

•                  Annual distribution expectations take into account historical distribution payments and reflect our expectation for future payments.

•                  Volatility expectations are based on our historical unit price volatility.

•                  Our risk-free interest rate assumption is the three month Canadian treasury bill rate.

•                  We assume forfeiture rates based on historical experience.

(g)           Additional U.S. GAAP disclosures:

($000s)	2006	2005

Components of accounts receivable
Trade	$ 86,813	$ 38,571
Accruals	168,376	85,606
Other accruals	6,309	16,731
	$ 261,498	$ 140,908

Components of prepaid expenses and deposits
Prepaid expenses	$ 3,101	$ 828
Prepaid interest	3,949	—
Prepaid inventory	6,131	—
Funds on deposit	21,466	10,802
	$ 34,647	$ 11,630

Components of accounts payable
Accounts payable	$ 125,230	$ 43,498
Capital accrual	59,100	31,028
Operating accrual	42,080	28,233
Other liabilities	33,796	54,609
	$ 260,206	$ 157,368

(h)         The net change in non-cash working capital balances comprises the following:

($000s)	2006	2005
Accounts receivable	$ 75,172	$ (29,008)
Prepaid expenses and deposits	(17,174)	1,975
Deferred financing charges	—	2,622
Accounts payable	(87,246)	17,830
Income taxes payable	(32,966)	—
Distributions payable	11,436	—
	$ (50,778)	$ (6,581)
Relating to:
Operating activities	$ (50,778)	$ (7,812)
Financing activities	—	1,231
Investing activities (1)	—	—
	$ (50,778)	$ (6,581)

(1) Non-cash working capital included in capital expenditures was $65.3 million (2005 - $78.0 million).

(i)                                    Additional disclosure

The Trust presents oil and natural gas sales and royalty amounts gross in the Consolidated Statement of Earnings.  These line items would be combined and presented net in a statement of earnings prepared in accordance with U.S. GAAP.  This difference does not result in an adjustment to the financial results as reported under Canadian GAAP.

 (j)           StarPoint Acquisition

The merger was accounted for as an acquisition of StarPoint by Acclaim using the purchase method of accounting.  Goodwill paid was attributable to the fair value assigned to the reserves acquired and the knowledge and business relationships acquired through the management team and employees of StarPoint.  The amount of Goodwill deductible for tax purposes is nil.

The consolidated financial statements reflect the operations of StarPoint from January 5, 2006.  If the acquisition had occurred on January 1, 2005 the following pro forma results would have been realized by the Trust in 2005:

($000s except per unit amounts)	2005
(unaudited)
Revenue	$ 1,170,928
Net income	$ 123,915
Net income per Trust unit - basic	$ 0.63
Net income per Trust unit - diluted	$ 0.63

(k)                                Samson Acquisition

The consolidated financial statements reflect the operations of Samson from August 31, 2006.  If the acquisition had occurred on January 1, 2005 and January 1, 2006 the following pro forma results would have been realized by the Trust in 2005 and 2006:

($000s except per unit amounts)	2006	2005
	(unaudited)
Revenue	$ 1,289,500	$ 802,348
Net income	$ 234,474	$ 134,626
Net income per Trust unit - basic	$ 1.03	$ 1.22
Net income per Trust unit - diluted	$ 1.01	1.21

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the FASB issued SFAS No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of SFAS Nos. 87, 88, 106 and 132R. This statement requires the an entity to recognize in its consolidated balance sheet the overfunded or underfunded status of its defined benefit plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. This statement also requires that the entity measure the funded status of a plan as of December 31 rather than September 30 as previously permitted. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In September 2006, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108), which provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 was effective for fiscal years ending after November 15, 2006, with early application for the first interim period ending after November 15, 2006. The adoption of this standard at December 31, 2006 had no impact on the Trust’s financial statements.

In June 2006, the EITF finalized Issue 06-3, How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement. The Task Force reached a consensus that this EITF applied to any tax assessed by a governmental authority that is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to sales, use, value added, and some excise taxes. The EITF concluded that the presentation of taxes within the scope of this issue may be either gross (included in revenues and costs) or net (excluded from revenues and costs) and is an accounting policy decision that should be disclosed by the Trust.  The Trust is considering the effect of adoption of EITF 06-03.

SFAS No. 151, Inventory Costs, was issued by the FASB in November 2004. This statement amends Accounting Research Bulletin No. 43, to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials should be recognized as current-period charges, and it also requires that allocation of fixed production overheads be based on the normal capacity of the related production facilities. This statement was adopted by the Trust on January 1, 2006 and it did not have a material impact on the Trust’s financial statements.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes. This interpretation clarifies the criteria for recognizing income tax benefits under FASB Statement No. 109, Accounting for Income Taxes, and requires additional financial statement disclosures about uncertain tax positions. The interpretation is effective beginning January 1, 2007. The Trust is currently evaluating this interpretation and does not expect a material impact on its financial statements.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles (GAAP), and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, and where applicable simplifies and codifies related guidance within GAAP and does not require any new fair value measurements. The Statement is effective for fiscal years beginning January 1, 2008. Provisions of the Statement are to be applied prospectively except in limited situations. The Trust does not expect the initial adoption of this Statement to have a material impact on its financial statements.

In June 2005, the FASB issued SFAS 154, Accounting Changes and Error Corrections, which replaces APB Opinion 20 and FASB Statement 3.  Statement 154 changes the requirements for the accounting and reporting of a change in accounting principle.  Opinion 20 previously required that most voluntary changes in accounting principle be recognized by including the cumulative effect of the new accounting principle in net income of the period of the change.  Statement 154 now requires retrospective application of changes in accounting principle to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change.  The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2006, FASB issued SFAS 155, Accounting for Certain Hybrid Financial Instruments — an amendment of SFAS 133 and 140.  This statement amends SFAS 133, Accounting for Derivative Instruments and Hedging Activities, and SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.  This Statement resolves issues addressed in SFAS 133 Implementation Issue No. D1, Application of Statement 133 to Beneficial Interests in Securitized Financial Assets.  The Statement a) permits fair value remeasurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation, b) clarifies which interest-only strips and principal-only strips are not subject to the requirements of SFAS 133, c) establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that hybrid financial instruments that contain an embedded derivative requiring bifurcation, d) clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives, and e) amends SFAS 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument.  This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006 with early adoption permitted.  The Trust is considering the effect of adoption of SFAS 155.

In December 2004, the FASB issued Statement 153, Exchanges of Non-Monetary Assets, an amendment of APB Opinion 29, Accounting for Non-Monetary Transactions.  This amendment eliminates the exception for Non-Monetary exchanges of similar productive assets and replaces it with a general exception for exchanges of non-monetary assets that do not have commercial substance.  Under Statement 153, if a non-monetary exchange of similar productive assets meets a commercial-substance test and fair value is determinable, the transaction must be accounted for at fair value resulting in the recognition of a gain or loss.  This statement is effective for non-monetary transactions in fiscal periods that begin after June 15, 2005 The adoption of this standard at January 1, 2006 had no impact on the Trust’s financial statements.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115.”  This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates.  After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred.  SFAS No. 159 becomes effective as of the beginning of the first fiscal year that begins after November 15, 2007, with early adoption permitted.  However, entities may not retroactively apply the provisions of SFAS No. 159 to fiscal years preceding the date of adoption.  We are currently evaluating the impact of SFAS No. 159 may have on our financial position, results of operations and cash flows.

Effective January 1, 2007, the Trust will apply the following new CICA Handbook sections: Section 1530 — Comprehensive Income; Section 3251 — Equity; Section 3855 — Financial Instruments — Recognition and Measurement; Section 3865 — Hedges.  The new accounting pronouncements are effective for the first quarter of 2007, and address the recognition and measurement of financial assets, financial liabilities and non-financial derivatives.  The Trust has assessed the requirements under these sections, and has noted no current impact on the financial statements.  Financial assets, financial liabilities and non-financial derivatives acquired in future periods will be evaluated under the framework set forth in the new pronouncements.

SUPPLEMENTARY OIL AND GAS INFORMATION — SFAS 69 (UNAUDITED)

The tables in this section set forth oil and gas information prepared by the Registrant in accordance with U.S disclosure standards, pertaining to SFAS 69, “Disclosure about Oil and Gas Producing Activities”.

Standardized Measure of Discounted Future Net Cash Flows and Changes Therein

In calculating the standardized measure of discounted future net cash flows, year-end constant prices and cost assumptions were applied to Canetic’s annual future production from proved reserves to determine cash inflows. Future production and development costs are based on constant price assumptions and assume the continuation of existing economic, operating and regulatory conditions. Future income taxes are calculated by applying statutory income tax rates to future pre-tax cash flows after provision for the tax cost of the oil and natural gas properties based upon existing laws and regulations. The Trust is currently not taxable. The discount was computed by application of a 10 percent discount factor to the future net cash flows. The calculation of the standardized measure of discounted future net cash flows is based upon the discounted future net cash flows prepared by Canetic’s independent qualified reserves evaluators in relation to the reserves they respectively evaluated, and adjusted by Canetic is to account for management’s estimates of risk management activities, asset retirement obligations and future income taxes.

Canetic cautions that the discounted future net cash flows relating to proved oil and gas reserves are an indication of neither the fair market value of the Registrant’s oil and gas properties, nor of the future net cash flows expected to be generated from such properties. The discounted future cash flows do not include the fair market value of exploratory properties and probable or possible oil and gas reserves, nor is consideration given to the effect of anticipated future changes in crude oil and natural gas prices, development, asset retirement and production costs and possible changes to tax and royalty regulations. The prescribed discount rate of 10 percent may not appropriately reflect interest rates.

Capitalized Costs Relating to Oil and Gas Producing Activities

($ 000s)

As At December 31,	2006	2005
Proved oil and gas properties	$ 5,584,737	$ 1,913,013
Unproved oil and gas properties	294,786	42,459
Total capital costs	5,879,523	1,955,472
Accumulated depletion and depreciation	1,281,864	637,555
Net capitalized costs	$ 4,597,659	$ 1,317,917

Costs Incurred in Oil and Gas Property Acquisition,

Exploration and Development Activities

($ 000s)

For the years ended December 31,(1)	2006	2005
Property acquisition costs (1)
Proved oil and gas properties	$ 3,237,969	$ 8,944
Unproved oil and gas properties	237,530	—
Exploration costs (2)	2,783	3,139
Development costs (3)	348,505	169,082
Total	$ 3,826,787	$ 181,165

(1)          Acquisitions are net of disposition of properties.

(2)          Cost of geological and geophysical capital expenditures.

(3)          Development and facilities capital expenditures and drilling and completion costs.

Results of Operations for Producing activities

($ 000s)

For the years ended December 31,	2006	2005
Oil and gas sales, net of royalties and commodity contracts	$ 1,149,494	$ 624,526
Lease operating, costs and capital taxes	263,978	137,682
Transportation costs	18,968	9,897
Depletion, depreciation and accretion	656,613	238,253
Operating income	209,935	238,694
Income taxes	5,567	—
Results of operations from producing activities
(excluding corporate overhead and interest costs)	$ 204,368	$ 238,694

(1)          Canetic is currently not taxable, current income tax disclosed for the years 2005 through 2006 represent Large Corporation Tax, which is calculated by reference to balance sheet items (debt and equity) and not by income items.

Reserve Quantity Information for the Year Ended December 31, 2005

Constant Prices and Costs

	Light and		Natural	Natural Gas	Barrels of Oil
Net proved	Medium oil	Heavy Oil	Gas	Liquids	Equivalent
Reserves	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)
December 31, 2004	34,604	7,439	151,085	5,621	72,845
Extensions	543	468	25,381	592	5,848
Improved recovery	111	564	1,781	157	943
Technical revisions	2,405	116	7,920	433	4,540
Discoveries	65	415	2,310	31	760
Acquisitions	27	—	52	2	40
Dispositions	(261)	—	(1,743)	(19)	(608)
Economic Factors	473	204	2,275	86	1,130
Infill Drilling	640	—	3,428	60	1,359
Production	(4,197)	(1,585)	(29,203)	(1,328)	(11,976)
Change for the year	(194)	182	12,201	14	2,036
December 31, 2005	34,410	7,621	163,286	5,635	74,881

Reserve Quantity Information for the Year Ended December 31, 2006

Constant Prices and Costs

	Light and		Natural	Natural Gas	Barrels of Oil
Net proved	Medium oil	Heavy Oil	Gas	Liquids	Equivalent
Reserves	(mbbls)	(mbbls)	(bcf)	(mbbls)	(mboe)
December 31, 2005	34,410	7,621	163,286	5,635	74,881
Starpoint	41,199	10,440	127,325	1,951	74,811
Extensions	1,261	365	11,191	732	4,223
Improved recovery	—	2,749	3,437	169	3,491
Technical revisions	5,489	(2,596)	6,216	514	4,443
Discoveries	291	0	547	49	432
Acquisitions	834	—	106,555	1,881	20,474
Dispositions	—	—	(535)	(85)	(174)
Economic Factors	103	32	263	10	189
Infill Drilling	2,211	835	3,364	46	3,653
Production	(10,012)	(2,305)	(54,034)	(1,536)	(22,859)
Change for the year	41,376	9,520	204,329	3,731	88,683
December 31, 2006	75.786	17,141	367,615	9,366	163,564

(1)          Definitions:

(a)          “Net” reserves are the remaining reserves of Canetic after deduction of estimated royalties and including royalty interest

(b)         “Proved” reserves are the estimated quantities of crude oil, natural gas and NGL’s which geological and engineering data demonstrate with reasonable certainty to be recoverable in future years from known reservoirs under existing economic and operating conditions, i.e., prices and costs as of the date the estimate is made.

(2)          Canetic does not file any estimates of total net proved crude oil or natural gas reserves with any U.S federal authority or agency other than the SEC.

Standardize Measure of Discounted Future Net Cash Flows

Relating to Proved Oil and Gas Reserves

($ 000s)

	2006	2005
Future Cash inflows	$ 9,581,387	$ 5,228,165
Future production costs	4,262,896	2,129,770
Future development costs	398,264	124,645
Future income taxes (1)	—	—
Future net cash flows	4,920,227	2,973,750
Less 10% annual discount factor	1,910,962	1,180,624
Standardize measure of discounted future net cash flows	$ 3,009,265	$ 1,793,126

(1)          Canetic is currently not taxable

Reconciliation of Changes in Net Present Values of Future Net Revenue

Discounted at 10% Per Year

Proved Reserves- Constant Prices and Costs

($ 000s)

	2006	2005
Opening Balance	1,793,127	1,122,818

Acquisition of StarPoint	1,597,905
Sales and Transfers of Oil and Gas Produced, Net of Production Costs and Royalties	(923,545)	(201,813)
Net Change in Prices, Production Costs and Royalties Related to Future Production	(442,994)	551,948
Changes in Previously Estimated Development Costs incurred During the Period	—	—
Changes in Estimated Future Development Costs	(20,535)	(33,532)
Extensions, Infill Drilling and Improved Recovery	236,271	153,210
Discoveries	9,380	14,288
Acquisition of Reserves	325,475	752
Dispositions of Reserves	(17,167)	(12,177)
Net change Resulting from Revisions in Quantity Estimates	112,246	85,351
Accretion of Discount	339,103	112,282
Net Change in Income Taxes	—	—
Closing Balance	3,009,266	1,793,127